Pacific Asia China 5.57-million-share private placement

2007-05-07 16:26 ET - Private Placement

The TSX Venture Exchange has accepted for filing documentation with respect to the second and final tranche of a non-brokered private placement announced March 22, 2007.

Shares:  5,578,472 shares

Price:  55 cents per share

Warrants:  2,789,236 share purchase warrants to purchase 2,789,236 shares

Exercise price:  65 cents for a two-year period

Hidden placees:  73 hidden placees participated

Pro groups:  Traci Benson-Migliarese 25,000; Andrew Williams 25,000; Batell Investments Ltd. (Ken Bates, David Elliott) 60,000; David Elliott 200,000; David Shepherd 100,000; Kent A. Coulter 10,000; Janice E. Coulter 20,000

Finders' fees:  Haywood Securities Inc. will receive $74,549.98 and 135,545 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. G.Y. Hawes & Co. Inc. will receive $41,999.65 and 76,363 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. Keith Bayley Rogers & Co. Ltd. will receive $154,000 and 280,000 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. National Bank Financial will receive $38,500 and 70,000 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. Canaccord Capital Corp. will receive $31,710 and 57,680 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. Hichens Harrison & Co. will receive $11,550 and 21,000 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. Bill Marsh will receive $1,540 and 2,800 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period. Dave Cousins will receive $7,000 and 12,727 warrants, each exercisable for one share at a price of 65 cents per share for a two-year period.